Confidential Treatment Requested by Garrett Motion Inc.

Garrett Motion Inc.

La Pièce 16

Rolle, Switzerland 1180

June 29, 2018

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julie Griffith and J. Nolan McWilliams Division of Corporation Finance Office of Transportation and Leisure

Re:	Garrett Motion Inc. Amendment No. 1 to the Draft Registration Statement on Form 10 Submitted June 8, 2018 CIK No. 0001735707

Dear Ms. Griffith and Mr. McWilliams:

On behalf of Garrett Motion Inc. (formerly known as Garrett Transportation Systems Inc.), a Delaware corporation (the “Company”), reference is made to the letter from the Staff of the Commission (the “Staff”), dated June 21, 2018 (the “Comment Letter”), regarding the Company’s first amendment to the draft registration statement on Form 10 for the Company’s common stock (“Amendment No. 1”) as previously submitted to the Securities and Exchange Commission (the “Commission”) on June 8, 2018.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 to Amendment No. 1.

The Company respectfully submits the following as its responses to the Staff:

Amendment No. 1 to Form 10 filed June 8, 2018

Notes to Combined Financial Statements

Note 18. Commitments and Contingencies

Asbestos Matters, page F-27

1.	We note your response that you cannot reasonably estimate a liability for claims not yet asserted for a period beyond five years because the amount of loss cannot be reasonably estimated. Please tell us how and why you determined a five year time period to estimate losses for unasserted claims yields reliable estimates but time periods beyond five years cannot be reasonably estimated. Specifically address how and why you determined trends over longer time periods are not more appropriate.

Overview

It is important to understand Honeywell’s unique position in the asbestos litigation landscape in order to understand why the five-year time period is the appropriate one for us to use in estimating losses for unasserted claims. Claimants in Bendix asbestos litigation consist largely of individuals who allege exposure to asbestos in brake linings from either having performed, or having been in the

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June 29, 2018

vicinity of individuals who were performing, brake replacements. They may also allege exposure to dust from the manipulation of new, unused brakes as well as from brake wear dust from used product (allegedly arising from “compressed air blowout,” a method of the brake-maintenance process, or otherwise). These types of claims are not legally different from claims asserted against other asbestos-containing products.

There are, however, critical distinctions between Honeywell and other asbestos defendants in the tort system. Unlike other defendants, Honeywell has the unique benefit of a large and growing body of peer-reviewed studies specifically related to brakes manufactured with asbestos and potential exposures to brake dust among automotive mechanics. Epidemiological studies involving automobile mechanics over a forty-year period have consistently demonstrated that brake dust is different from raw or marginally processed asbestos, is not associated with disease and does not increase risk of disease.

Chrysotile was the only asbestos fiber type used historically in automotive brakes. There is scientific evidence that dust from brakes manufactured with chrysotile (whether generated from new brakes or debris from used brakes) is different from raw chrysotile asbestos. With respect to used brakes:

[s]tudies have shown that thermal treatment and mechanical manipulation of chrysotile alters both its surface and structure. Service conditions created on brake pads both heats and tears down the fiber. Chrysotile subjected to these severe conditions cannot, and does not, retain its natural properties. Chrysotile biological activity is thereby greatly reduced, and can become virtually nil hundreds of degrees below the olivine transformation temperature. Complete transformation of the mineral is not required to result in loss of activity. Exposure to brake wear debris, which has been created as the result of these forces, may be associated with little or no risk of asbestos disease. Blowouts and cleanups asbestos of wear debris, both visually dusty work practices, might constitute no hazard to workers.1

Scientific evidence also demonstrates that potential exposures to fibers that may be released from the manipulation of new, unused asbestos-containing brakes does “not pose an important source of exposure to respirable asbestos fibers.”2 Similar to the effect of heat on brakes in use, the brake manufacturing process involves significant heat and pressure that degrades the biologic potential of chrysotile in brakes. For instance, in 2001, Francis Weir conducted an investigation “to assess the potential for the generation of respirable fibers that may be produced as a result of (a) using a rotary bench grinder to bevel the leading edge of asbestos-containing friction pads, and (b) drilling asbestos-containing friction pads.”3 Weir and Meraz demonstrated that grinding and drilling of asbestos-containing brake pads generates fibers that largely remain bound to the underlying matrix.”4 Regarding potential exposure to brake wear dust from using compressed air blowout (a common allegation of plaintiffs), studies have established that brake wear dust contains little, if any, chrysotile and what chrysotile remains has been modified by the heat and pressure of both the brake pad manufacturing process and the braking process.5

Although a significant body of published epidemiology, pathology, and industrial hygiene demonstrates that brake dust is not associated with disease and does not increase the risk of disease, there was no product specific toxicology study available on brake dust until recently: a more definitive 90-day inhalation study, comparing the impacts of brake dust, raw chrysotile, and raw amphibole asbestos is

[1]	Langer, A., “Reduction of the biological potential of chrysotile asbestos arising from conditions of service on brake pads,” Regulatory Toxicology and Pharmacology 38: 71-77, 2003.
[2]	Weir, F.W. and L.B. Meraz, “Morphological characteristics of asbestos fibers released during grinding and drilling of friction products,” App Occup Environ Hyg 15(12):1147-1149, 2001.
[3]	Id.
[4]	Id.
[5]	Lynch, J.R., “Brake lining decomposition products,” Journal of Air Pollution Control Association 18:824-826, 1968; Jacko, M.G., et al., “Brake emissions: emission measurements from brake and clutch linings from selected mobile sources,” Report 68-04-0020, prepared for the Environmental Protection Agency, 1973; Williams, R.L. and J.L. Muhlbaier, “Asbestos brake emissions,” Environmental Research 29:70-82, 1982; Hickish, D.E. and K.L. Knight, “Exposure to asbestos during brake maintenance,” Annals of Occupational Hygiene 13(1):17-21, 1970; Rowson, D.M., “The chrysotile content of wear debris of brake linings,” Wear 47(2):315-321, 1978; Rohl, A.N., et al., “Asbestos content of dust encountered in brake maintenance and repair,” Proc R Soc Ned 70(1):32-7, 1977.

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Securities and Exchange Commission

Division of Corporation Finance

June 29, 2018

on-going. The results of such studies will have a critical impact on Honeywell’s defense, as these studies will directly address the biologic impact of brake dust in contrast to raw asbestos. The results of this study are expected to be published over the next few years.

The results of toxicological and epidemiological studies published to date and discussed in Honeywell’s response to the Staff’s Comment Letter of May 24, 2018 are consistent with and support scientific knowledge regarding the nature of brake dust and the low level of processed fibers released during brake work. The combination of product specific scientific literature, along with toxicological and epidemiological studies that consistently demonstrate that brake dust is different from asbestos and does not increase risk of disease, distinguishes Honeywell from other asbestos defendants who, out of necessity, rely primarily on general literature relating to the correlation between dosing from exposure and biological response to unmodified chrysotile.

Response

It is Honeywell’s judgment, based upon its experience and the advice received from its outside counsel and its third-party actuarial expert, that a five-year time horizon is a reasonable estimate of the latest point at which its appellate and scientific strategies will have a material impact on key estimation inputs (claims filing patterns/rates, average resolution values, or both). Although many issuers facing asbestos liability have been able to estimate losses for unasserted claims for time periods beyond five years, Honeywell is distinguishable from other issuers because of:

(1) on-going scientific research specifically concerning brake dust, such as animal inhalation studies referred to above and in Honeywell’s response to the Staff’s Comment Letter of May 24, 2018,6 that will continue to demonstrate the degree to which such dust is biologically active and that Honeywell anticipates will demonstrate brake dust from automotive brake linings (i.e., the Bendix product) does not cause disease, and

(2) Honeywell’s aggressive pursuit of litigation strategies focused on strengthening product causation standards applied by the courts.

Honeywell believes that each of these factors will materially impact claim rates and claim resolution values. However, the impacts of newly available science, as well as the results of Honeywell’s efforts to advocate for a return to traditional causation standards in asbestos tort cases, will not be realized immediately. Honeywell considers five years a reasonable outer limit for the period of time over which claim rates and claim resolution values would remain unaffected by current scientific developments and litigation activities. Honeywell believes that claim rates and claim resolution values cannot be reasonably estimated beyond such five-year period because it expects that current scientific developments and litigation strategies will impact litigation outcomes (including resolution values) and the profile of new claims filed by that time, but this impact cannot be known or reasonably predicted today.

Honeywell acknowledges that the five-year horizon is not a precise benchmark, but we believe it to be a reasonable exercise of judgment to use this time period. In Honeywell’s experience, it generally takes 18 to 30 months from an initial trial date to obtain an intermediate appellate court decision, an additional 12 to 24 months to obtain the decision of a state’s highest court (if review is accepted) and some additional months or years of litigation in trial courts to have any significant changes arising from that decision implemented in new court cases. This historical experience informs its expectation that the number of claims, the nature of the claims filed and their resolution values will be different five years in the future based on its pursuit of these issues and the increased barriers to recovery these strategies will create, but the magnitude of this difference cannot be reasonably estimated now.

[6]	“Evaluation of the deposition, translocation and pathological response of brake dust with and without added chrysotile in comparison to crocidolite asbestos following short term inhalation: Interim results,” J. Tox. and App. Pharm., Vol. 276, Issue 1, 1 Apr. 2014, pp. 28-46; “Evaluation of the fate and pathological response in the lung and pleura of brake dust along and in combination with added chrysotile compared to crocidolite asbestos following short term inhalation exposure,” J. Tox. and App. Pharm., Vol. 283, Issue 1, 15 Feb. 2015, pp 20-34. Evaluation of the dose-response and fate in the lung and pleura of chrysotile-containing brake dust compared to chrysotile or crocidolite asbestos in a 28-day quantitative inhalation toxicological study”, J. Tox. and App. Pharm., Vol. 351, 27 Apr 2018, pp. 74-92.

Confidential Treatment Requested by Garrett Motion Inc.

Securities and Exchange Commission

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June 29, 2018

The following two examples illustrate this timeline:

•	In the early 2000’s, Honeywell was named as a defendant in certain asbestos cases filed in Central Illinois. Unlike other asbestos cases, many of the Central Illinois cases did not allege plaintiffs’ exposure to a Bendix product; instead, these cases alleged Honeywell was liable for plaintiffs’ exposure to other companies’ products (e.g., Manville), based upon Bendix’s alleged civil conspiracy with other asbestos product manufacturers. Shortly after the initial cases were filed, Honeywell decided that it would not, under any circumstances, settle these cases because they were entirely unsupported by the facts and inadequate as a matter of law. In early 2007, Honeywell adopted a targeted approach to trying these cases and handling the resulting appeals. From 2007 through mid-2011, Honeywell tried dozens of such cases and appealed 11 adverse verdicts. In mid-2011, the intermediate appellate court agreed with Honeywell and held, for the first time, that such conspiracy claims were insufficient as a matter of law. By early 2012 (approximately five years after the change in litigation strategy), the relevant trial courts began granting Honeywell’s motions for summary judgment in such cases. Since 2012, Honeywell has generally not been named in such cases and, when it has been, Honeywell has been able to have them promptly dismissed.

•	In mid-2011, Honeywell tried a mesothelioma case in Virginia involving the attenuated exposure of a state trooper who visited automobile inspection sites to evaluate their compliance with state law. This first trial resulted in a verdict in favor of the plaintiff for an insubstantial amount, and Honeywell sought appeal to the Virginia Supreme Court on the basis that the judge applied an imprecise and improper causation standard. In early 2013, the Virginia Supreme Court agreed and articulated a more rigorous causation standard for mesothelioma. Honeywell obtained a defense verdict on retrial of the case under the new standard in late 2013. After the Virginia Supreme Court decision in 2013, Honeywell obtained dismissal of a case on summary judgment based on the new Virginia causation standard in a case venued in the District of Columbia, but subject to Virginia law. At the very end of 2014, a federal appeals court in the District of Columbia confirmed the trial court’s grant of summary judgment to Honeywell. In this instance, it took three and a half years to change the law, begin to see it applied by a trial court, and have that application upheld by an appellate court for the first time.

Taken together, the nature of the Bendix products, existing and anticipated scientific research concerning the potential health impacts of brake dust and the individualized and aggressive appellate litigation strategy that Honeywell is pursuing to change substantive and procedural standards applicable to claims render any estimation of liability beyond a period of five years unreliable. Honeywell recognizes that other issuers defending claims arising out of asbestos exposure may be capable of generating reliable estimates over longer periods due to a less dynamic evidentiary and legal landscape, but it respectfully submits that these are not appropriate comparisons for Honeywell’s particular circumstances.

2.	We note your response that liability estimates for future claims were developed with the assistance of a third party asbestos expert actuarial firm and outside legal counsel and probable asbestos claims beyond the five-year period is not reasonably estimable, although Honeywell recognizes that it is probable that there will be asbestos claims filed against Honeywell and that Honeywell will experience losses beyond the five-year period. Please tell us whether you (1) attempted to estimate a liability for potential claims beyond the five year period but concluded the resulting estimate of loss (or range) was not reasonable or (2) did not attempt to estimate a liability beyond the five year period because you believed you could not develop a reasonable estimate. If the former, tell us the results of your estimation including your estimated liability (or range thereof) as of December 31, 2017 and why you did not believe the estimate(s) to be reasonable.

Honeywell estimates its future liability for asbestos-related claims based upon three significant variables: (a) epidemiological projection of the future incidence of asbestos-related disease; (b) projected claims rates, including number, type and nature of claims filed against Honeywell drawn from Honeywell’s recent claims experience; and (c) projected average claim resolution values, by type of claim, drawn from Honeywell’s recent claims experience. As described in our response to Comment 1 above, Honeywell believes that two of the three variables (specifically, (b) and (c) above) cannot be reasonably estimated beyond a five-year period.

Notwithstanding this limitation, Honeywell applied variables (b) and (c) to the epidemiological projections in the manner used by Honeywell to calculate estimated losses during the five-year forecasting period spanning 2018-2022. Based on this mathematical extrapolation, such calculation generated an estimated reasonably possible exposure over the full term of the epidemiological projections for potential claims not yet asserted of $1.3 billion as of December 31, 2017.

Confidential Treatment Requested by Garrett Motion Inc.

Securities and Exchange Commission

Division of Corporation Finance

June 29, 2018

However, for the reasons cited throughout this response, Honeywell does not believe that this or any other projection beyond a five-year period provides a reasonable estimate of probable and estimable liabilities given that any such projection would be based on the application of key variables that are unreliable beyond the immediate five-year term and would not give proper effect to the impact of scientific developments and Honeywell’s aggressive litigation strategies.

3.	Please quantify for us the amount of the liability at December 31, 2016 that relates to potential claims not yet asserted.

The amounts of liability that relate to potential Bendix claims not yet asserted at December 31, 2017 and 2016 are $480 million and $483 million, respectively.

* * *

If you have any questions regarding our responses to the Staff’s comments, please do not hesitate to contact the undersigned at (973) 455-2312.

Sincerely,

/s/ Su Ping Lu

Su Ping Lu

Sole Director

cc:	John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

(212) 373-3025

Steven J. Williams, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

(212) 373-3257

Evan J. Cappelli, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

(212) 373-3375